June 18, 2012

Via Facsimile and U.S. Mail

Mr. Kevin L. Vaughn
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Silicon Image, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 1, 2012
File No. 000-26887

Dear Mr. Kevin

Silicon Image, Inc. (the “Company”, “we”, “us” or “our”) acknowledges receipt of the letter from the staff of the United States Securities and Exchange Commission (the “Commission”) dated June 7, 2012 with respect to the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2011, filed with the Commission on March 1, 2012 (the “2011 Form 10-K”).  Please find below our detailed responses to the staff’s comments.  For ease of reference, we have provided the text of each staff comment prior to our response.

Comment:

Note 1 – The Company and its Significant Accounting Policies, page 62

Long Lived Assets Including Goodwill and Other Acquired Intangible Assets, page 67

1.
We note that you recorded an impairment of intangible assets of $8.5 million in the fourth quarter of 2011. We further note from your disclosures in the Form 8-K dated February 29, 2012 that the original impairment charge was $4.2 million but was revised subsequent to the publication of the initial earnings release to $8.5 million based on recent information you received that impacted your estimate as of December 31, 2011 regarding the extent and manner a licensee would use the technology. Please explain to us the nature of the new information you received, including how it changed from your original expectation and the

Mr. Kevin L. Vaughn
United States Securities and Exchange Commission
June 18, 2012

reasons for the change. In this regard, explain why you concluded it was appropriate to adjust the impairment charge recorded in 2011 for the new information received in 2012.

Response:

As of December 31, 2011, the Company applied the guidance in ASC 360-10-35-16, Property, Plant and Equipment, Subsequent Measurement, Long-Lived Assets Classified as Held and Used, ASC 360-10-35-17, Property, Plant and Equipment, Subsequent Measurement, Measurement of an Impairment Loss and ASC 360-10-35-21, Property, Plant and Equipment, Subsequent Measurement When to Test a Long-Lived Asset for Recoverability to assess whether or not an impairment loss should be recognized on its long lived assets of $8.5 million, which was comprised of acquired technologies of $4.2 million (technology A) and $4.3 million (technology B).

In accordance with this guidance, an impairment charge was recorded for technology A as of December 31, 2011, as the Company abandoned technology A and as a result of this changed circumstance, there were no future estimated cash flows anticipated from technology A.

At the time of the impairment of technology A, we considered the potential uses of technology B, which was considered held-for-use, and the estimated undiscounted cash flows from such uses, and determined that technology B was not impaired as of December 31, 2011.   Factors considered in this analysis included, but were not limited to, the existence of competitive technologies, an evaluation of the market interest in the functionality of the technology, and estimated future cash flows from a specific customer.  This last factor was the most significant factor in the Company’s analysis.  As of December 31, 2011, based on facts and circumstances known at that time, including the status of negotiations with this customer, the Company estimated there to be a 50% probability that this  customer would agree to purchase integrated circuits embedded with technology B once such integrated circuits were developed, and to fund a portion of the Company’s development efforts.  Based on this assumption, the estimated undiscounted cash flows from technology B exceeded its carrying value, and no impairment loss was recorded as of December 31, 2011.  Other than potential cash flows arising from this customer’s decision to fund development of integrated circuits embedded with technology B and the purchase of these integrated circuits, the Company did not identify any other uses of technology B at December 31, 2011.

On or around February 19, 2012, the Company was notified that this customer would not proceed with any projects related to technology B, and hence the estimated cash flows initially determined as of December 31, 2011 for technology B were revised to zero.

This new information received on or around February 19, 2012 was considered to be a

Mr. Kevin L. Vaughn
United States Securities and Exchange Commission
June 18, 2012

recognized subsequent event in accordance with ASC 855-10-25-1 and ASC 855-10-55-1, as this new information provided additional evidence about a condition that existed at the balance sheet date including the estimate inherent in the process of preparing the financial statements. As a result, before the financial statements were issued, the Company concluded that it was appropriate to record an impairment charge in 2011 for the full value of technology B.

Comment:

2.
We note the significance of your goodwill as a result of your acquisition of SiBEAM, Inc. Please expand your disclosures in future filings to more specifically describe how you test goodwill for impairment. Please describe the two-step impairment testing model and/or qualitative assessment you perform. Also disclose when you perform your annual impairment testing.

Response:

We acknowledge the Staff's comment and in our Form 10-Q for the Quarterly Period Ending June 30, 2012, and in future filings, we will provide the following disclosure:

Goodwill is tested for impairment on an annual basis (on September 30th) using the two-step model. The first step, identifying a potential impairment, compares the fair value of the reporting unit with its carrying amount. If the carrying value exceeds its fair value, the second step would need to be conducted; otherwise, no further steps are necessary as no potential impairment exists. The second step, measuring the impairment loss, compares the implied fair value of the goodwill with the carrying amount of that goodwill. Any excess of the goodwill carrying value over the respective implied fair value is recognized as an impairment loss, and the carrying value of goodwill is written down to fair value.

We further respectfully advise the Staff that we have not previously performed a “Step 0” qualitative assessment.  Should we perform such an assessment in future periods we will modify the above proposed disclosure accordingly.

Comment:

Note 4 – Investment in an unconsolidated Affiliate, page 79

3.
We note that you recorded $994 thousand of equity in net loss of an unconsolidated affiliate in 2011. Please explain to us how you have considered the requirements of Rule 4-08 (g) of Regulation S-X relating to this 50% or less owned investee. In this regard, provide us with your calculation of the significance of the investee.

Mr. Kevin L. Vaughn
United States Securities and Exchange Commission
June 18, 2012

Response:

Rule 4-08(g) of Regulation S-X requires disclosure of summarized financial information if an equity method investee (50 percent or less owned investee accounted for by the equity method) meets the criteria of a significant subsidiary as specified in Rule 1-02(w) (i.e., greater than 10% significant).

The Company performed the calculations (attached hereto as Appendix A) to test the significance of the equity method investee and concluded that the investment was less than 10% significant. As a result, the Company concluded that disclosure of summarized financial information of the equity method investee was not required.

******

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any additional questions or comments to me at (408) 616-4006.

Sincerely,

/s/ Noland Granberry
Noland Granberry
Chief Financial Officer

cc           Mr. Edward Lopez, Silicon Image Chief Legal and Administration Officer

Mr. Kevin L. Vaughn
United States Securities and Exchange Commission
June 18, 2012

Appendix A - to the comment letter response to SEC dated June 18, 2012

Significant subsidiary tests in accordance with Rule 1-02(w) of S-X:

1.	Investment test

Rule 1-02(w) (1) states that an equity method investee is significant when the following condition is met: The registrant's and its other subsidiaries' investments in and advances to the subsidiary exceed 10 percent of the total assets of the registrant and its subsidiaries consolidated as of the end of the most recently completed fiscal year.

Calculation:

Investment	$ 6,506,000a	2.45%
Total Assets of Silicon Image, Inc.	$ 266,073,000

2.	Asset Test

Rule 1-02(w) (2) states that an equity method investee is significant when the following condition is met: The registrant’s and its other subsidiaries’ proportionate share of the total assets (after intercompany eliminations) of the subsidiary exceeds 10 percent of the total assets of the registrant and its subsidiaries consolidated as of the end of the most recently completed fiscal year.

Calculation:

Assets	$ 4,965,118b	1.87%
Total Assets of Silicon Image, Inc.	$ 266,073,000

3.	Income Test

Rule 1-02(w) (3) states that an equity method investee is significant when the following condition is met: The registrant's and its other subsidiaries' equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of the subsidiary exclusive of amounts attributable to any noncontrolling interests exceeds 10 percent of such income of the registrant and its subsidiaries consolidated for the most recently completed fiscal year.

In accordance with Rule 1-02(w) (3) computational note 2, which states, ‘If income of the a Amount represents the carrying value of the equity method investee as of December 31, 2011 (i.e. investment of $7,500,000 less the share of losses of equity investee of $994,000.)

b Amount is calculated using total assets of the investee as of December 31, 2011 multiplied by 17.5%, the Company’s proportionate share of the investee.

Mr. Kevin L. Vaughn
United States Securities and Exchange Commission
June 18, 2012

registrant and its subsidiaries consolidated exclusive of amounts attributable to any noncontrolling interests for the most recent fiscal year is at least 10 percent lower than the average of the income for the last five fiscal years, such average income should be submitted for purposes of the computation. Any loss years should be omitted for purposes of computing average income’, we have calculated average pretax income as follows;

Step 1: Calculation of average pretax income from continuing operations for five-year period

Years	Pretax Income (Loss)	Pretax Income
2007	$ 39,552,000	$ 39,552,000
2008	$ (1,810,000)
2009	$ (114,312,000)
2010	$ 11,791,000	$ 11,791,000
2011	$ (3,060,000)

Average Income		$ 10,269,000

Step 2:  Determine how much the 2011 absolute loss is lower by average income

As the 2011 absolute loss is lower by more than 10% of average pretax income for the last five fiscal years, hence five year average income should be used for the denominator in this test.

Step 3: Calculation

The registrant's and its other subsidiaries' equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of the subsidiary exclusive of amounts attributable to any noncontrolling interests	994,000c	9.68%
Average Income	10,269,000

c This amount represents the calculation of the Company’s proportionate share of loss in the investee based upon their US GAAP financial statements.